

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

January 11, 2010

Ms. Karen L. Gallagher
Chief Financial Officer
Syntroleum Corporation
5416 S. Yale Suite 400
Tulsa, Oklahoma 74135

> **Re: Syntroleum Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 000-21911**

Dear Ms. Gallagher:

We have completed our review of your filing and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director